PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

May 19, 2016

Ms. Jennifer Monick
Assistant Chief Accountant, Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Comment Letter Dated April 25, 2016
Regarding Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 17, 2016
Amendment No. 1 to Form 8-K
Filed March 11, 2016
File No. 1-4825

Dear Ms. Monick:

We received your correspondence dated April 25, 2016. We set forth below first the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in italics and follow with our responses.

Amendment 1 to Form 8-K filed March 11, 2016
Exhibit 99.3

1.	We note your response to prior comment 3.

a.
Please tell us the specific macroeconomic conditions and regional market data existing at the transaction date, and how such information changed from the date of your initial purchase price allocation;

Response:
At the time of the transaction initial valuation, December 7, 2015, U.S. macro conditions were generally positive, so much so that on December 16, 2015, the Federal Reserve ended its accommodative monetary stance by raising

Ms. Jennifer Monick
United States Securities and Exchange Commission
May 19, 2016

interest rates by ¼ to ½ percent, its first increase since 2006. With the start of 2016, markets became pessimistic and volatile, due largely to concerns about growth outside the U.S. and the impact of a strong U.S. dollar on manufacturing and exports. These factors also undermined the outlook for oil and commodities and ultimately lowered expectations for U.S. growth. Negative sentiment spread to long term assets such as timber. The S&P Global Timber and Forestry Index dropped 18.8% from December 7, 2015 through February 19, 2016, the merger transaction date. Similarly, the NCREIF (National Council of Real Estate Investment Fiduciaries) Timberland Property Index saw total returns shift from positive 1.86% in Q4 2015 to minus 0.26% in Q1 of 2016. Regional returns were minus 1.88% in the Northwest while the South was minus 0.33% for the capital appreciation component of the index. NCREIF indices are quite stable and rarely turn negative, suggesting a more negative view of timber assets during this timeframe.

b.
Please provide more detail regarding how you determined your initial preliminary fair value estimate of timber and timberlands using the income and market valuation approaches, and tell us your basis for your initial conclusion to assign fair value estimates to timber and timberlands based on the higher end of the range of per acre values for available timberland transaction data;

Response:
The initial preliminary fair value estimate of the Plum Creek timber and timberlands in December 2015 relied primarily on high-level market data because Weyerhaeuser and Plum Creek were still competitors operating as separate public companies with very limited ability to share competitive operating information. We did not share detailed operating data or internal models and assumptions until the transaction closed on February 19, 2016. This lack of detailed information is the primary reason why we stated in our pro forma financial statements filed on December 10, 2015, that the estimated fair values were preliminary and could change materially.

c.	Please provide more detail regarding how you determined your updated fair value estimate of timber and timberlands using the income and market valuation approaches; and

Response:
Weyerhaeuser relied on public data of transactions announced in 2015, including a September 2015 transaction between Plum Creek and a group of pension fund investors involving a sale and partnership contribution of Plum Creek’s southern timberlands. Additionally, the company relied on market data and derived data provided by our advisors. The range of values for timber and timberlands was disclosed in the description of the transaction included in the Registration Statement on Form S-4 filed December 10, 2015 and included $1,600 to $2,000 for the U.S. South, $2,600 to $3,700 for West of the Cascades, $1,000 to $1,200 for West Inland acres and $500 to $750 for the Great Lakes and Northeast geographies. These ranges vary due to location, timber volumes per acre, age class of the timber, access to the timber, and other factors.

Ms. Jennifer Monick
United States Securities and Exchange Commission
May 19, 2016

In addition, the timber and timberlands reflect the value from potential real estate components including higher and better use properties, easements, mitigation banks and development. Our advisors assigned a range of value of $1.2 billion to $1.5 billion based on reviews of Plum Creek analyst presentations and professional judgement.

Weyerhaeuser had some overlap in the ownership of southern and western acres and did use internal discounted cash flow models to validate the public data and our advisor’s estimates. However, the market based approach was heavily weighted over the internal income models in the initial December values.

d.
Please compare the assigned fair value estimates for the timber and timberland components as of the initial purchase allocation date, and as updated to depict the merger of Plum Creek with and into Weyerhaeuser on February 19, 2016. Your response should qualitatively and quantitatively address the specific attributes assessed which provided you greater insight into the nature and value of the acquired properties, thereby causing the decrease to the assigned fair value estimates.

Response:
The March 11, 2016 fair value estimate was revised based on new information: 1) access to internal Plum Creek data following the close of the transaction and 2) initial valuation reports from an external expert hired to support Weyerhaeuser’s acquisition accounting. The external expert was provided data from Plum Creek to assist in the valuation analysis.

The additional information provided insight into the modeling assumptions, the timber age, the inventory characteristics, and real estate opportunities. This incremental data, plus the valuation work from the expert, resulted in heavier reliance on an income approach versus market approach in the second filing. Market based data was used to validate the income approach outcomes.

The updated estimates came in at approximately $1,750 an acre for U.S. South, $2,600 average for Western acres and $500 for the Northern Hardwoods acres and Montana, which were within the range of values disclosed in the S-4. Please see responses to b. and c. for the qualitative discussion of the attributes driving the change in the initial values to the updated values. To generate the fair value estimates for purchase accounting allocation purposes, the foregoing valuation data points were, necessarily, as of a specific point in time, and such valuation results could change materially based on macroeconomic and other factors.

In closing, please note the estimated fair values for timber and timberlands are preliminary in nature and subject to adjustments, which could be material. Our valuations will be finalized when certain information arranged to be obtained has been received and our review of that information has been completed. Prior to the finalization of the purchase price allocation, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation.

Ms. Jennifer Monick
United States Securities and Exchange Commission
May 19, 2016

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at (253) 924-7071.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer